SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 25, 2020, the company reported that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting  to be held on October 26, 2020.

CRESUD SACIF Y A

The notice of call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 26, 2020, at 3:30 p.m. first call and at 4:30 second call (only for the purposes of the ordinary meeting pursuant to art. 237 LGS), to deal with the following agenda:

1) Appointment of two shareholders to sign the meetings’ minutes.
2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2020.
3) Allocation of net gain for the fiscal year ended June 30, 2020 for $1,900,624,275. Distribution of dividends in kind.
4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2020.
5) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2020.
6) Consideration of compensation payable to the Board of Directors ($93,792,715, allocated sum) for the Fiscal Year ended June 30, 2020.
7) Consideration of compensation payable to the Supervisory Committee ($1,575,000, allocated sum) for the Fiscal Year ended June 30, 2020.
8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years.
9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.
10) Appointment of certifying accountant for the next fiscal year.
11) Consideration of the approval of compensation for $15,300,333 payable to certifying accountant for the fiscal year ended June 30, 2020.
12) Consideration of annual budget for implementation of the audit committee’s annual plan.
13) Consideration of incentive plan for employees, management, and directors, approved on the Shareholders Meeting held on October 30, 2019. Guidelines for the implementation of the plan that will be bonused to its beneficiaries, paying up the corresponding capital increase with reserves of the company according to Art. 68 of Law 26,831 of Capital Market.
14) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA. In accordance with the provisions of RG CNV No. 830, the mailbox l.huidobro@zbv.com.ar is established in an exceptional and extraordinary way in order to allow the Shareholders Meeting to register electronically and to receive the certificates of attendance at the Assembly issued by Caja de Valores SA, which have been managed by the shareholder. Upon dealing with item 13, the Shareholders’ Meeting will qualify as an extraordinary meeting and a 60% quorum will be required. The deadline for communicating attendance to said email address expires on October 20, 2020 at 3:00 p.m., and the shareholder must indicate the following information: name and surname or full company name; type and number of identity document or registration data with express individualization of the specific registry and its jurisdiction; address in which they are located for the purposes of recording it at the meeting. In addition, if they are represented by proxies, shareholders must provide, through the same email address reported in this notice, five (5) business days before the meeting is held, that is, until the day October 16, 2020, the same data regarding the proxies who will attend the meeting on their behalf, as well as the documentation that accredits it, sufficiently authenticated, all in pdf format. Shareholders who communicate their attendance through the email address indicated above, must also provide their contact details (telephone and email) so that the Company may keep them informed of any measures that are available regarding the celebration of the Assembly. The Company will electronically send the shareholders who have registered to the email indicated above a receipt for the admission of their participation in the Assembly. Likewise, shareholders, legal entities, local or foreign, are requested to inform the final beneficiaries who own the shares that make up the shareholder's capital stock and the number of shares with which they will vote. The videoconference system to be used to hold the meeting may be accessed by shareholders who have communicated attendance, through the link that will be sent to them along with the corresponding instructions to the email box reported by them. The system to be used will be through the Zoom application and will allow: (i) to guarantee the free accessibility of all duly identified shareholders or of their accredited proxies with validated enabling instruments, including in all cases a copy of the DNI and the accessibility of the remaining participants of the assembly (directors and trustees among others); (ii) the possibility of participating in the assembly with voice and vote through the simultaneous transmission of sound, images, and words during the entire Assembly, ensuring the principle of equal treatment for all participants; and (iii) the recording of the development of the entire Assembly in digital form and the conservation of a copy in digital format for a period of 5 (five) years which will be available to shareholders who require it. At the time of voting on each point on the agenda, each of the shareholders present will be questioned about the meaning of their vote, which may be expressed out loud. The minutes of the meeting will record the subjects and the nature in which they participated, the place where they were, and the technical mechanisms used. Said minutes will be signed within five (5) business days after the meeting is held, or immediately after the measures dictated by the National Government in relation to the sanitary and epidemiological emergency allow it. In the event that the National Government orders the lifting of the prohibitions, limitations or restrictions on the free movement of people in the Autonomous City of Buenos Aires, as a consequence of the state of health emergency established by the National Executive Power according to Decrees issued in a timely manner, in accordance with the provisions of article 61 of the Capital Market Law No. 26,831 and the provisions of RG CNV No. 830, the Company may publish a supplementary notice to this, in which it will inform the method of holding of the Meeting in person and the place where it is held, as well as any other information or requirement to take into account in order to ensure the due exercise of the rights of registered shareholders. Eduardo Sergio Elsztain. President.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  September 25,2020